

May 15, 2013

Keith C. Mitchell- Chief Financial Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

>   **Re: Dole Food Company, Inc.**
>   **Form 10-K for the fiscal year ended December 29, 2012**
>   **Filed March 12, 2013**
>   **File No. 001-04455**

Dear Mr. Mitchell:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 29, 2012
Note 4- Discontinued Operations, page 75

We note that, on September 17, 2012, you signed a definitive agreement with ITOCHU Corporation for the sale of your worldwide packaged foods and Asia fresh produce businesses for $1.685 billion in cash. In connection with this transaction, you disclose that you will enter into a ship usage agreement with ITOCHU for three of your owned ships. In addition, we noted significant contractual obligations related to your worldwide packaged foods and Asia fresh produce businesses. In particular, we noted the significant capital lease obligations, non-cancellable operating lease commitments, purchase obligations, minimum required pension funding, and postretirement benefit payments related to these businesses, as shown in the table on page 48. As a result, it is not clear how you concluded that the sale of your worldwide packaged foods and Asia fresh produce businesses qualified for treatment as discontinued operations. Please provide us with your analysis in this regard. In your response, specifically address the conditions set forth in ASC Topic 205-20-45-1. Also, consider expanding your current disclosure to address the nature and significance of any continuing involvement you may have with your worldwide packaged foods and Asia fresh produce businesses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief